UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated June 24, 2011: DryShips Announces Exercise of Option to Construct 7th Generation UDW Drillship.

Exhibit 1

DRYSHIPS ANNOUNCES EXERCISE OF  OPTION TO CONSTRUCT                           7TH GENERATION UDW DRILLSHIP

ATHENS, GREECE – June 24, 2011 - DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), a global provider of marine transportation services for drybulk and petroleum cargoes and off-shore contract drilling oil services, announced that its majority owned subsidiary, Ocean Rig UDW Inc., exercised its third newbuilding option to construct a 7th Generation Ultra Deepwater Drillship at Samsung Heavy Industries. This 7th generation drillship is a sister ship to the two previously-exercised options in April 2011. The higher specifications of these ships include:

•

Capability to drill in 12,000 feet of water depth

•

a seven ram BOP

•

a dual mud system

•

enhanced riser handling and storage system

•

ballast water treatment system

Total yard cost of this drillship is approximately $608 million, out of which a total amount of about $242 million has already been paid to the yard from cash on hand. The remaining amount of approximately $366 million is payable upon delivery currently scheduled for November 2013.

George Economou, Chairman and CEO commented:

“ The demand for ultradeepwater drilling units is strengthening every day and we see substantial growth in the next several years from across the globe. By exercising our third option for delivery in 2013 we are in a unique position to take advantage of  the positive market fundamentals. The attractive price and payment terms allows us sufficient time to increase the backlog and arrange financing on attractive terms.

We are truly in the midst of a new and exciting phase for Ocean Rig UDW Inc. With financing in place, our strong balance sheet, the contract backlog of $2 billion on our existing fleet and our sizable free cash position today, OCR UDW is well positioned to become the leading international drilling contractor of choice.”

About DryShips

DryShips Inc., based in Greece, is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 8 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 6 ultra deepwater drillships, 4 of which remain to be delivered to the Company during 2011 and 2013. As of the day of this release, DryShips owns a fleet of 38 drybulk carriers (including newbuildings), comprising 7 Capesize, 29 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements.  The U.S. Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission.

Contact:

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: June 24, 2011	By: /s/George Economou
George Economou Chief Executive Officer